

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2019

Chad Robins
Chief Executive Officer
Adaptive Biotechnologies Corporation
1551 Eastlake Avenue East
Suite 200
Seattle, WA 98102

Re: Adaptive Biotechnologies Corporation
Form S-1
Exhibit Nos. 10.1, 10.2, and 10.4
Filed May 30, 2019
Exhibit No. 10.3
Filed June 17, 2019
File No. 333-231838

Dear Mr. Robins:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance